UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RARE ELEMENT RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of in Company or organization)	Not applicable (I.R.S. Employer Identification No.)

Suite 410 - 325 Howe St. Vancouver, British Columbia (Address of principal executive offices)	V6C 1Z7 (Zip Code)

DL Services, Inc.
Columbia Center
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Title of each class to be so registered Rights to purchase common shares, no par value	Name of each exchange on which each class is to be registered NYSE Amex

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☐

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

Item 1.         Description of Securities to be registered

Background

Effective as of November 10, 2010, the board of directors (the “Board”) of Rare Element Resources Ltd. (the “Company”), approved the entering into of a Shareholder Rights Plan Agreement, dated as of November 10, 2010, between the Company and Computershare Trust Company of Canada, as rights agent (the “Rights Agreement”), which agreement contained the terms of a shareholder rights plan applicable to the Company’s shareholders (the “Rights Plan”).  On December 13, 2010, the Rights Plan was approved by holders of the Company’s common shares (the “Common Shares”).

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which does not purport to be complete, and is qualified in its entirety by reference to the text of the Rights Agreement, which has been filed herewith as an Exhibit and incorporated by reference herein.  All capitalized terms used but not defined herein are defined in the Rights Agreement.

Term

The Rights Plan was effective as of November 10, 2010 (the “Effective Date”), and will, in the event that it is not re-approved in accordance with the annual meeting of shareholders of the Company to be held in 2013, expire on the day immediately following the date that such meeting is held, subject to earlier termination or expiration of the Rights (as defined below) as set out in the Rights Plan (the “Expiration Time”).

Issuance of Rights

Pursuant to the Rights Plan, effective as of November 10, 2010, the Board authorized the issuance, effective one minute after the Effective Date (the “Record Time”), of one right (a “Right”) in respect of each Common Share outstanding at the Record Time and authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the Separation Time (as hereinafter defined), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

Certificates and Transferability

The Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time.  Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend.  Shareholders are not required to return their certificates in order to have the benefit of the Rights.  Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from Common Shares.  From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates (as defined below) and will be transferable separately from Common Shares. Promptly following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights. The Rights may be exercised in whole or in part on any business day after the Separation Time and prior to the Expiration Time by submitting to the rights agent, the Rights Certificate together with an election to exercise such Rights and payment of the Exercise Price for each Right being exercised. Upon receipt of the foregoing, the rights agent will direct the Company’s transfer agent to issue stock certificates to the holders exercising their Rights, representing one Common Share for each Right exercised.

Separation of Rights

Until the Separation Time (as defined below), the Rights will not be exercisable and each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share. From and after the Separation Time and prior to the Expiration Time, the Rights will be exercisable and the registration and transfer of the Rights shall be separate from and independent of Common Shares. The Rights will become exercisable and begin to trade separately from the associated Common Shares at the “Separation Time”, which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the eighth trading day after the earliest to occur of:

(a)	the first date of public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such;

(b)
the date of commencement of, or the first public announcement of the intent of any Person (other than the Company or any of its subsidiaries) to commence a Takeover Bid (as defined below), other than a Permitted Bid (as defined below) or a Competing Permitted Bid (as defined below); and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Acquiring Person

An “Acquiring Person” means any person who is the beneficial owner of 20% or more of the outstanding voting shares of any class, but does not include:

(a)
the Company or any subsidiary of the Company or any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees in each case of the Company or any subsidiary of the Company or any person organized, appointed or established by the Company or any subsidiary of the Company for or pursuant to the terms of any such plan or trust;

(b)	any person who becomes the beneficial owner of 20% or more of the outstanding voting shares of any class as a result of one or any combination of

(i)
an acquisition or redemption by the Company of voting shares of any class which, by reducing the number of voting shares of that particular class outstanding, increases the proportionate number of voting shares of that particular class beneficially owned by such person to 20% or more of the voting shares of that particular class then outstanding,

(ii)	an acquisition of voting shares made pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below),

(iii)	acquisitions for which the Board of Directors has waived the application of the Rights Plan, as described under the heading “Waiver and Redemption” below, or

(iv)
certain pro rata acquisitions of securities, including dividends, stock spits, acquisitions under dividend reinvestment plans, acquisitions pursuant to rights offerings, and distributions, where all such acquisitions are on a pro rata basis;

provided, however, that if a person becomes the beneficial owner of 20% or more of the outstanding voting shares of any class as a result of one or any combination of the operation of (i), (ii), (iii) or (iv) above and such person thereafter becomes the beneficial owner of an additional 1% of the voting shares of that particular class other than as a result of one or any combination of the operation of (i), (ii), (iii) or (iv) above, then as of the date such person becomes the beneficial owner of such additional voting shares of that particular class, such person shall become an “Acquiring Person”;

(c)
for a period of 10 days after the Disqualification Date (as defined below), any person who becomes the beneficial owner of 20% or more of the outstanding voting shares as a result of that person becoming disqualified from relying on the exemption for certain investment managers, administrators, trustees and depositaries  (described under the heading “Exemptions for Certain

Investment Managers, Administrators, Trustees and Depositaries” below) solely because that person or the beneficial owner of such voting shares has participated in, proposes or intends to make or is participating in a takeover bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any person has participated in, has made, proposes or intends to make or is participating in a takeover bid;

(d)
an underwriter or member of a banking or selling group that becomes the beneficial owner of 20% or more of the voting shares in connection with a bona fide distribution to the public of securities of the Company; or

(e)
a person (a “Grandfathered Person”) who is the beneficial owner of more than 20% of the outstanding voting shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial owner of any additional voting shares that increases its beneficial ownership of voting shares by more than 1% of the number of voting shares outstanding as at the Record Time, other than through a Permitted Bid or Competing Permitted Bid or a pro rata acquisition described in paragraph (b) above.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the “Exercise Price”, which means, as of any date, the price at which any holder may purchase securities issuable upon exercise of one whole Right which, until adjustment in accordance with the terms of the Rights Plan, is Cdn.$100.

Effective as at the close of business on the eighth trading day following a transaction which results in a person become an Acquiring Person (a “Flip-In Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void.  A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

The “Market Price” is defined as the average of the daily closing prices per share of securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the date of determination (subject to adjustment in accordance with the terms of the Rights Agreement).  For purposes of this determination, the closing price per share of any securities on any date is:

(a)
the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(b)
if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the principal national United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted for trading;

(c)
if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian securities exchange or a national United States securities exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(d)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors.

If, for any reason, none of such prices is available, the closing price per share of such securities on such date means the fair value per share of the securities on such date as determined in good faith by the Board of Directors after consultation with a nationally or internationally recognized investment dealer or investment banker.  The Market Price will be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive trading day period in question in United States dollars, the amount will be translated into Canadian dollars on such date at the Canadian dollar equivalent thereof, as determined in accordance with the Rights Agreement.

Permitted Bid Requirements

A person may make a takeover bid for voting shares constituting in the aggregate 20% or more of the outstanding Common Shares (including the offeror’s Common Shares) without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a “Permitted Bid” include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting shares as registered on the books of the Company, other than the offeror;

(c)
the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid (i) prior to the close of business on the date which is not less than 60 days following the date of the takeover bid and (ii) unless at such date more than 55% of the voting shares held by Independent Shareholders (as defined below) shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)
the takeover bid contains an irrevocable and unqualified provision that, unless the takeover bid is withdrawn, voting shares may be deposited pursuant to the takeover bid at any time during the period described in paragraph (c) above and that any voting shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for;

(e)
the takeover bid contains an irrevocable and unqualified provision that, unless the takeover bid is withdrawn, in the event that the deposit condition set forth in paragraph (c) above is satisfied the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting shares for not less than 10 business days from the date of such public announcement.

For purposes of the foregoing, an “Independent Shareholder” is any holder of voting shares, other than:

(i)	any Acquiring Person;

(ii)	any offeror (subject to certain exceptions contained in the Rights Agreement);

(iii)	certain affiliates or associates of an Acquiring Person or offeror;

(iv)	any person acting jointly or in concert with an Acquiring Person or offeror; and

(v)
any employee benefit plan, deferred profit sharing plan, stock purchase plan and any other similar plan or trust for the benefit of employees of the Company or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the voting shares are to be voted or direct whether the voting shares are to be tendered to a takeover bid.

The Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except the requirements set out in paragraph (c) of the description of Permitted Bid above, subject to the requirement that it be outstanding for until the later of 35 days after the date of the takeover bid and the date on which the voting shares may be taken up under another Permitted Bid that is in existence and precedes the Competing Permitted Bid.

Waiver and Redemption

The Board of Directors may waive the application of the Rights Plan prior to the occurrence of a Flip-In Event if the Flip-In Event would result from a takeover bid made by means of a take-over bid circular to all holders of voting shares.  Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of the application of the Rights Plan in respect of any other takeover bid which is made by means of a takeover bid circular to all holders of voting shares while the initial takeover bid is outstanding.  The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence.

The Board may, with the prior consent of the holders of voting shares at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right.  Rights are deemed to be redeemed at a redemption price of $0.0001 per Right following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan. When a takeover bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time and prior to the Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights a redemption price of $0.0001 per Right.

Protection Against Dilution

The Exercise Price, the number and nature of securities that may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Certain Investment Managers, Administrators, Trustees and Depositaries

Investment managers (for client accounts and employee benefit and pension plans), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), administrators or trustees of registered pension plans or funds, and securities depositaries acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Rights Agreement (other than certain specified provisions) at any time to correct any clerical or typographical error and may make amendments that are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations or rules, or at the request of a stock exchange on which the Common Shares are traded.  The Company may, with the prior approval of the holders of voting shares in accordance with the terms of the Rights Agreement (or the holders of Rights if the Separation Time has occurred),  amend, vary or rescind any of the provisions of the Rights Agreement and the Rights.

Item 2.                Exhibits

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on December 16, 2010.

RARE ELEMENT RESOURCES LTD.
By:	/s/ Mark T. Brown
Name: Mark T. Brown Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Shareholder Rights Plan Agreement, dated as of November 10, 2010, between Rare Element Resources Ltd. and Computershare Trust Company of Canada, as rights agent
2.2	Form of Rights Certificate (included as part of Exhibit 2.1 hereto)